Exhibit 2.7

             Plan of Reorganization for UCI Medical Affiliates, Inc.

                      IN THE UNITED STATES BANKRUPTCY COURT

                       FOR THE DISTRICT OF SOUTH CAROLINA

In re:                                               )    CHAPTER 11
                                                     )
UCI Medical Affiliates, Inc.,                        )    Case No. 01-11687-B
                                                     )
Debtor.                                     )
--------------------------------------------

                             PLAN OF REORGANIZATION

                       Filed by the Debtor on May 6, 2002
                                Table of Contents

                                                                                                         Page

Article I         History and Other General Information Relating to the Proposed
                  Plan of Reorganization....................................................................2

Article II        Plan of Reorganization....................................................................5

Article III.......Classification of Creditors and Parties in Interest and the Provisions of
                  Treatment of Each Class of Creditors and Party in Interest Dealt with by the Plan...............................................................................6

Article IV        Feasibility of Proposed Plan of Reorganization...........................................13

Article V         Status of the Debtor After Confirmation..................................................13

Article VI        Executory Contracts......................................................................13

Article VII       Jurisdiction.............................................................................18

Article VIII      Post-Confirmation Acts...................................................................18

Article IX        Cram-Down for Impaired Creditors Not Accepting the Plan..................................19

Article X         Discharge of the Debtor..................................................................19

                             PLAN OF REORGANIZATION

     The Debtor-in-Possession, UCI Medical Affiliates, Inc. ("Debtor" or "UCI"), proposes the following Plan of Reorganization ("Plan") pursuant to Chapter 11 of the U. S. Bankruptcy Code.

ARTICLE I.........

History and Other General Considerations Relating to the Plan of Reorganization

1.1 Background. UCI and the affiliated/related entities UCI Medical Affiliates of South Carolina, Inc.; UCI Medical Affiliates of Georgia, Inc.; Doctor's Care P.A., Doctor's Care of Tennessee, P.C.; and Doctor's Care of Georgia, P.C., are the Debtors-in-possession (collectively the "Debtors"), in the above-captioned case (the "Chapter 11 case"). Pursuant to order entered December 6, 2001, the court authorized the joint administration, but not the substantive consolidation, of the 6 separate bankruptcy cases. These 6 affiliated and related entities filed their Plan on the same date. Debtors have filed one disclosure statement but are filing a separate Plan for each of the 6 Debtors. Creditors should note, however, that each separate Plan contains in it the same analysis of claims and the treatment thereof. The history and background of the Debtors are fully provided in the Debtors Disclosure Statement (the "Disclosure Statement") and its attached exhibits filed May 3,, 2002. The information in the Disclosure Statement is incorporated herein by reference.

1.2 Financial Condition of the Debtor. The data providing the reader with the current and historical financial condition of the Debtor are located in the Disclosure Statement.

     1.3  The  Debtor's   Reorganization   Proceedings  under  Chapter  11.  The
information found in the Disclosure
         --------------------------------------------------------------
     Statement provides adequate history as to the proceedings by the Debtor in this reorganization.

     1.4 Definitions. The following words, terms and definitions shall be used and apply exclusively for this Plan:

1.       The Code is 11 U.S.C. Sections 101, et seq., the "Bankruptcy Code".

     2. The Court shall mean the United States Bankruptcy Court for the District of South Carolina.


     3. The Debtor shall mean UCI Medical Affiliates, Inc. Debtors shall collectively refer to UCI and the affiliated/related entities UCI
Medical Affiliates of South Carolina, Inc.; UCI Medical Affiliates of Georgia, Inc.; Doctor's Care P.A., Doctor's Care of Tennessee, P.C.; and Doctor's Care of Georgia, P.C.

     4. Chapter 11 shall mean a case being administered under 11 U.S.C. Sections
1101 et seq., for the   reorganization  of the indebtedness of
the Debtor;

5. The Case shall mean this proceeding under Chapter 11, which commenced as a voluntary petition in this Court on November 2, 2001.

     6. Chapter 7 shall mean a hypothetical case which is administered under 11 U.S.C. Sections 701 et seq., wherein an estate, identical to the Debtor, with identical assets and liabilities, has its assets liquidated.

7. The Plan shall mean this Plan of Reorganization of the Debtor under Chapter 11, filed with the Court on May 3, 2002. The Effective Date of the Plan shall mean the eleventh (11th) day after the Confirmation Date. Should such day fall on a Saturday, Sunday, or holiday, the Effective Date shall be the first business day thereafter.

     8. Confirmation Date means the date the order confirming the Debtor's Plan is entered on the docket of the Bankruptcy Court.

9. Claims shall mean any right or claim to a right to receive payment of monies from the debtor or right to an equity interest in the debtor held by any party.

10. A Claim of Interest (more particularly) shall mean any claim against the debtor for equity ownership, whether actual, or contingent. "Interest" refers to equity securities (shareholders' interest), partnership interest or proprietorship interest.

11. Allowed Claim shall mean each individual creditor's claim or claim of interest whose validity is accepted by the debtor for payment, or if challenged by the debtor, a claim which is ultimately proven by that claimant and approved by the Court after notice. Some claims by law can be approved only by the Court for payment, i.e., administrative and priority claims. The debtor retains the ability to object to claims regardless of confirmation of the plan and claims treated in the plan will be paid only to the extent they are allowed by the Court.

12. Secured Claim shall mean each individual claim completely or partially secured by real estate mortgages, security agreements, assignment agreements, consignment agreements, chattel mortgages, recorded lease-purchase agreements, liens or any other legal encumbrance which is entitled to secured status under Title 36 of the Code of Laws of South Carolina (UCC provisions) or South Carolina law.

13. Priority and Administrative Claims shall mean all claims entitled to priority status under 11 U.S.C. Section 507 and Section 364 or other specific provisions of the Code. These claims include, but are not limited to, generally, all costs and expenses incurred during the reorganization proceeding; all wages allowed priority status which were owing by the debtor at the time of filing up to $4,300 per claimant; all post-petition wage claims due at confirmation; all taxes owing to the United States, any individual State or local taxing authority; all post-petition debts incurred and unpaid since the commencement of this Case; and all other statutory costs or fees assessed or assessable by the Court, and any claims given priority status during this proceeding by specific order of the Court.

     14. Unsecured Claims shall mean all claims against the Debtor other than Secured Claims, Priority and Administrative Claims, or Claims of Interest.

15. Class of Claims shall mean all types of claims or interests (i.e., secured, priority, unsecured or interests) which are substantially identical in kind or nature and are grouped together without any unfair discrimination or treatment for payment by this Plan.

16. Impaired Class shall mean a class of claims given, under this Plan, less than the full amount of their filed and approved individual claims or claims where contract rights are modified or compromised by the Plan.

17. Unimpaired Class shall mean a class of claims whose rights are not affected by this Plan, or which is entitled to and shall receive under this Plan full satisfaction of its filed and approved claims as required by the Code. Unimpaired claims are deemed to have accepted this Plan by specific provision of the Code and solicitation of acceptances with respect to such class from the holders of claims or interest of such class is not required.

     18. Executory Contracts shall mean all contracts or agreements not completed and to be performed or satisfied by the parties in the future, whether previously rejected or not.

     a. Realty Leases shall mean all valid, enforceable leases of real estate between the debtor and other parties.

     b. Personal Leases shall mean all leases between the debtor and third parties for the use of any and all personal property.

19. Acceptance. A specific class of claims has accepted a plan when such plan has been accepted by those voting individual creditors in that class that hold at least two-thirds (2/3) in amount ($'s) and more than one-half (1/2) in number (greater than 50%) of the voting individual allowed claims of that class of creditors. A class of interest has accepted a plan if such plan has been accepted by holders of such interest that hold at least two-thirds (2/3) in the amount of the allowed interest of such class held by holders of such interest (i.e., number of shares held by shareholders or partners) that have voted in confirmation of such plan. It is important to note that computation in the confirmation voting process is based only upon the total amount of claims actually voting rather than on claims proven and allowed.

         Notwithstanding any other provision of this section, a class that is unimpaired under this Plan is deemed by law to have accepted this Plan, and solicitation of acceptances with respect to such class is not otherwise required.

     20. Exhibit shall refer to those exhibits attached to the Disclosure Statement.

21. Cash on Hand shall refer to that cash available, on or immediately after confirmation, and which is in the hands of the Debtor, and has been derived from the total operations of the Debtor.

22. Substantial Consummation shall refer to that date and time on which the transfer of all or substantially all of the property proposed by the Plan to be transferred has been achieved; the assumption by the debtor under the Plan of the business or of the management of all or substantially all of the property dealt with by the Plan has been achieved; and, finally, the commencement of the distribution of some payments under the Plan has begun.

23. Final Consummation shall refer to the date and time at which the execution of all provisions of the Plan, appropriate requirements of the Bankruptcy Code, and applicable supplemental.

         NOTE: The defining of the various parties of interest and claimants against this estate in no way imputes any relative priority among them nor is it to be construed to validate or approve any of their claims.

     24. Property to be Dealt With by the Plan shall refer to the property which is described in the Disclosure Statement.

ARTICLE II


                             Plan of Reorganization

         The Plan separates the creditors of the Debtors into 20 classes. All creditors, except Class 18, will be paid in full over time from the Debtors' operations. All equity will retain their interests, and Debtors do not propose any changes in management.

ARTICLE III.......

     Classification of Creditors and Parties in Interest and the Provisions of Treatment Of Each Class Of Creditors And Party In Interest Dealt With By The Plan

CLASS 1 Internal Revenue Service . Secured and unsecured priority, impaired.

1.1      UCI Medical Affiliates, Inc. -No claim filed.

1.2 UCI Medical Affiliates of South Carolina, Inc. - The IRS has filed a secured claim against this Debtor in the amount of $505,956.72, and a priority claim in the amount of $650,625.85. The allowed amount of the IRS secured and priority claims will be paid over 72 months, at 8% interest, for a monthly payment of $20,279.16. The first payment will occur on the 20th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 20th day of each month thereafter until the allowed secured and priority claims plus interest are paid in full. Debtor reserves the right to direct how the payments shall be applied. Debtor may pre-pay this creditor without penalty. This creditor shall retain all outstanding liens against the Debtor.

1.3      UCI Medical Affiliates of Georgia, Inc. - no claim filed

1.4 Doctor's Care SC. - The IRS has filed a secured claim against this Debtor in the amount of $548,761.00, and a priority claim in the amount of $1,729,377.48. Debtors believe the priority claim should be reduced to $1,228,210.00, to reflect the amounts actually owed for 2001 FUTA taxes. The allowed amount of the IRS secured and priority claims will be paid over 72 months, at 8% interest, for a monthly payment of $31,156.58. The first payment will occur on the 20th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 20th day of each month thereafter until the allowed secured and priority claims plus interest are paid in full. Debtor reserves the right to direct how the payments shall be applied. Debtor may pre-pay this creditor without penalty. This creditor shall retain all outstanding liens against the Debtor.

1.5 Doctor's Care of Tennessee, P.C. - The IRS has filed an unsecured priority claim against this Debtor in the amount of $210,951.62. The allowed amount of the IRS priority claim will be paid over 72 months, at 8% interest, for a monthly payment of $3,699.19. The first payment will occur on the 20th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 20th day of each month thereafter until the allowed secured and priority claims plus interest are paid in full. Debtor reserves the right to direct how the payments shall be applied. Debtor may pre-pay this creditor without penalty.

1.6 Doctor's Care of Georgia, P.C. - The IRS has filed an unsecured priority claim against this Debtor in the amount of $61,531.98. The allowed amount of the IRS priority claim will be paid over 72 months, at 8% interest, for a monthly payment of $1,079.38. The first payment will occur on the 20th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 20th day of each month thereafter until the allowed secured and priority claims plus interest are paid in full. Debtor reserves the right to direct how the payments shall be applied. Debtor may pre-pay this creditor without penalty.

CLASS 2 Heller Healthcare Finance, Inc. ("Heller"). Secured, impaired. This creditor has entered into various loan documents, which include security agreements, with all six (6) Debtors. Heller asserts a lien on virtually all of the assets of the Debtors, and has filed a proof of claim in the amount of $2,460,416.21. Debtor began making monthly adequate protection payments to Heller in December 2001, and will continue doing so until the Debtor begins making Plan payments. As such, the allowed amount of Heller's claim will be less than the filed proof of claim. The allowed amount of Heller's claim will be amortized over 60 months at a floating interest rate of Prime Rate, as shown in the Wall Street Journal, plus 2%. The first payment will occur on the 28th day of the month following confirmation of the Plan and will continue on the 28th day of each month for 36 months. The total remaining unpaid amount of this creditor's claim shall be paid in full on the third anniversary date of the Effective Date of the confirmed plan. Debtor may pre-pay this creditor without penalty. This creditor shall retain all outstanding liens against the Debtor.

CLASS 3 South Carolina Department of Revenue ("SCDOR").1 Secured and unsecured priority, impaired.

3.1      UCI Medical Affiliates, Inc. - no claim filed

3.2 UCI Medical Affiliates of South Carolina, Inc. - SCDOR has filed a secured claim in the amount of $43,291.73 and an unsecured priority claim in the amount of $530,504.32 against this Debtor. The allowed amount of this creditor's secured and priority claims will be paid over 72 months, at 8% interest, for a monthly payment of $10,061.03. The first payment will occur on the 28th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 28th day of each month thereafter until the allowed secured and priority claims plus interest are paid in full. Debtor reserves the right to direct how the payments shall be applied. Debtor may pre-pay this creditor without penalty. This creditor shall retain all outstanding liens against the Debtor.

3.3      UCI Medical Affiliates of Georgia, Inc.- no claim filed

3.4 Doctor's Care SC - SCDOR has filed a secured claim in the amount of $26,982.91 and an unsecured priority claim in the amount of $476,077.54 against this Debtor. The allowed amount of this creditor's secured and priority claims will be paid over 72 months, at 8% interest, for a monthly payment of $8,820.80. The first payment will occur on the 28th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 28th day of each month thereafter until the allowed secured and priority claims plus interest are paid in full. Debtor reserves the right to direct how the payments shall be applied. Debtor may pre-pay this creditor without penalty. This creditor shall retain all outstanding liens against the Debtor.

3.5      Doctor's Care of Tennessee, P.C. - no claim filed

3.6      Doctor's Care of Georgia, P.C. - no claim filed

CLASS 4 Companion Technologies Corporation ("Companion Technologies"). Secured, impaired. This creditor is an affiliate or subsidiary of Blue Cross/Blue Shield which owns a plurality of the UCI stock. The Debtors and this creditor are parties to a lease agreement ("Agreement") wherein Debtors lease certain computer equipment and software licenses. Incident to that lease is a service agreement, and by separate agreement ("EPS Agreement"), CTC provides electronic patient statements to the Debtors. CTC asserts a lien on Debtors' receivables, machinery and equipment, and other assets of the Debtors. Pursuant to a notice of settlement pending before the Court, Debtors will assume the Agreement. The total amount owing under the Agreement, $667,119.22, will be repaid over a 48 month period at 8% interest, for a monthly payment of $16,286.33. Upon court approval of the notice of settlement, Debtors will make the April 20, 2002, payment, which is currently held by Debtors' counsel in escrow, and any other payment due under the Agreement, and will continue making payments on the 20th of each month thereafter until the total amount owed plus interest is paid in full. At the end of the 48 month term, Debtors will own the equipment with no additional payment required. Debtors assume the service agreement, which is incident to the Agreement, and the EPS Agreement, and will continue paying regular monthly payments owed under those agreements.
CLASS 5 William O. Kirker. Secured, impaired - This creditor has a claim against UCI-SC in the approximate amount of $808,555.00, which is secured by an assignment of the Companion HealthCare Corporation lease agreement. The allowed amount of this claim shall be repaid over 78 months, at the fixed interest rate of 8%, for a monthly payment of $13,328.03. The first payment will occur on or before the 21st day of the month, during the month immediately following confirmation of the Plan, and will continue on the 21st day of each month thereafter until the allowed secured claim plus interest is paid in full. Debtor may pre-pay this creditor without penalty. This creditor shall retain all existing liens.

CLASS 6 Branch Banking & Trust ("BB&T"). Secured, unimpaired. BB&T is a creditor of UCI-SC, and has filed a proof of claim in the amount of $217,047.00, which is secured by a mortgage on UCI-SC's real property in Greenville, South Carolina. Debtors do not propose to modify the existing loan documents and shall continue making the regular monthly payment of $3,100.00. This creditor shall retain all existing liens.

CLASS 7 Carolina First Bank. Secured, unimpaired. - UCI owes this creditor approximately $267,000.00 which is secured by 300,000 shares of UCI stock. Debtors do not propose to modify the existing loan documents and shall continue making the regular monthly payment of approximately $8,500.00. This creditor shall retain all existing liens.

CLASS 8 Georgia Department of Revenue. Unsecured priority, impaired. This creditor has filed a unsecured priority claim in the amount of $74,096.08 in the Doctor's Care GA case. Debtors believe this amount should be reduced to $8,675.65 to reflect the Debtor's payment of 2001 withholding taxes. The allowed amount of the this claim will be paid over 12 months, at 8% interest, for a monthly payment of $758.54. In the event the allowed claim is greater than $8,675.65, the amount of the plan payment will not be increased, but the term of repayment will be increased, not to exceed 72 months total. The first payment will occur on the 28th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 28th day of each month thereafter until the allowed priority claim plus interest is paid in full. Debtor may pre-pay this creditor without penalty.

CLASS 9 Richland County Treasurer. Priority, impaired. This creditor has a claim in the amount of $34,754.49 in the UCI-SC bankruptcy. The allowed amount of the this claim will be paid over 12 months, at 8% interest, for a monthly payment of $3,027.09. The first payment will occur on the 28th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 28th day of each month thereafter until the allowed priority claim plus interest is paid in full. Debtor may pre-pay this creditor without penalty.

CLASS 10 South Carolina Employment Security Commission. Priority, impaired. This creditor has filed a proof of claim in the amount of $28,703.17 in the UCI-SC bankruptcy. The allowed amount of the this claim will be paid over 12 months, at 8% interest, for a monthly payment of $2,500.00. The first payment will occur on the 28th day of the month, during the month immediately following confirmation of the Plan, and will continue on the 28th day of each month thereafter until the allowed priority claim plus interest is paid in full. Debtor may pre-pay this creditor without penalty.

CLASS 11 DeKalb County Tax Commission. Priority, impaired. This creditor has filed a proof of claim in the amount of $676.26 in the UCI-GA bankruptcy. The allowed amount of the this claim will be paid in full within 30 days after the Plan has been confirmed.

CLASS 12 Assumed Leases of Non-Residential Real Property. Secured impaired. This class includes the following creditors: NE Partnership; Carol Cox; Indigo Associates; Bob Dinkins; Frances Burris; Joy Carpenter; William Funderburk; Statewide Partners (Charles J. Craig); Wateree Properties; Will-O-Cola; Jeff Smith; Anthony Harrigan; Chris Borst; Michael Shanah; Strand Properties; James Vaught; Four C's; Medical Development Corporation; and Companion HealthCare. Pursuant to court order, Debtors have assumed the leases with these creditors and shall continue making the lease payments and cure payments as set forth in previous orders of the court.

CLASS 13 Assumed Leases of Personal. Secured, impaired. This class consists of the following creditors: AT&T Capital Leasing Services, Inc.; AT&T Credit Corp.; BB&T Leasing; Carolina First Bank; First State Bank; Hi-Tec Financial; and IKON Capital. As will be set forth in separate court order, Debtors will assume the leases with these creditors and shall continue making the lease payments and cure payments as set forth in previous orders of the court.

CLASS 14 Lease Rejection Claims. Unsecured, impaired. This class consists of all creditors who assert a claim against the Debtors for termination damages as the result of the Debtors' rejection of any lease or executory contract. The allowed claims of the members of this class will participate with unsecured creditors in Class 16 and will receive their pro rata share of the distribution to Class 16.

CLASS 15 Unsecured Creditors With Claims Less Than $1,000.00. Unsecured, impaired. This class consists of approximately 80 creditors who hold claims against the Debtors in an amount less than $1,000.00. The aggregate amount owed to this class is approximately $25,000.00. The allowed amount of the claims of this class will be paid over 6 months, at 0% interest, for a monthly payment of $4,166.67 to be distributed on a pro rata basis. The first payment will be made on February 21, 2002, and on the 21st of each month thereafter until the allowed amount owed to these class members is paid in full.

CLASS 16 Unsecured Creditors With Claims Greater Than $1,000.00. Unsecured, impaired. The aggregate amount owed to this class of creditors is approximately $3,700,000.00. The allowed amount of the claims of this class will be paid over 72 months, at 0% interest, for a monthly payment of $51,388.89 to be distributed to the creditors of this class on a pro rata basis. In the event the aggregate amount owed to this class is greater than $3,700,000.00, the proposed monthly payment will remain the same, but the term of repayment will increase. The first payment will be made on February 21, 2002, and on the 21st of each month thereafter until the allowed amount owed to these class members is paid in full.

CLASS 17 Pending Litigation Unsecured, impaired. This class is comprised of any claims against the Debtors as a result of resolution of any pending litigation. Members of this class will share pro rata with the distribution to Class 16 creditors.

CLASS 18 FPA Medical Management, Inc. - Unsecured, impaired. The debt owed to this creditor is $1.5 million which is secured by a convertible subordinated debenture. This creditor previously filed a Chapter 7 bankruptcy and is no longer in existence. Debtor proposes to pay this creditor $0.00.

CLASS 19 Equity Interests. This class consists of all entities or individuals that have an ownership interest in any of the 6 Debtors. Members of this class shall retain their ownership interests. No new stock will be issued pursuant to the Plan. This class is unimpaired.

CLASS 20 Debtor's Professionals and the United States Trustee. Unsecured, administrative, unimpaired. This class consists of the fees and expenses of the Debtors' professionals incurred during the administration of this case, and includes payments due on a quarterly basis to the United States Trustee. Debtor's professionals include Robinson, Barton, McCarthy & Calloway, P.A., bankruptcy counsel; Ouzts, Ouzts & Varn, accountant for bankruptcy purposes; Scott McElveen, general accountants; and Nexsen Pruet Jacobs & Pollard, corporate counsel for the Debtors. Until the Plan has been confirmed, these fees will be paid only after fee application and approval by the Bankruptcy Court. United States Trustee fees will be paid on a regular basis until the case is closed.

ARTICLE IV........

                 Feasibility of Proposed Plan of Reorganization

         11 U.S.C. ss.1129(a)(11) provides that in order for a Plan of Reorganization to be confirmed (approved), the Trustee must demonstrate that the Plan of Reorganization is not likely to be followed by a liquidation or the need for further reorganization of the Debtor or any successor of the Debtor under the Plan, unless the liquidation or reorganization is proposed in the Plan of Reorganization. The Debtors' Plan satisfies this requirement as its describes an operation which is improving and operating profitably, to enable the repayment of its creditors. As shown in Exhibit B to the Disclosure Statement, the cash flow of the Debtors is sufficient to enable the Debtors to make the payments required by the Plan.

ARTICLE V.........

                     Status of the Debtor After Confirmation

         From and after Confirmation of this Plan, the Debtor is exonerated from any and all claims not filed by a creditor or claimant of interest against the Debtor prior to the date set by this Court. The reorganized Debtor will, from and after Confirmation of this Plan, be indebted for, and obligated to pay, only those liabilities and obligations set forth in Article III of this Plan, and only those that have been allowed or modified pursuant to this Plan, or pursuant to claims objections filed and determined subsequent to Confirmation of this Plan. Debtor retains the right to object to claims subsequent to confirmation.

         Any defaults whatsoever, with respect to any such indebtedness or obligations, or in the terms and conditions thereof, which are or may be based on events, facts or occurrences taking place on or before the date of Confirmation, lapse of time, or both, would take place or be deemed to take place on or before such date and shall be deemed to have been waived and shall not thereafter be a basis for the exercise by any person for any right or remedy whatsoever, as a creditor or claimant against the Debtor.

ARTICLE VI........

                               Executory Contracts

6.1      Realty Leases

1. UCI-SC - the following non-residential real property leases have been assumed pursuant to court order according to the terms set forth herein-below. Debtors shall cure the arrearage under each lease over a twelve (12) month period by making monthly payments to each lessor in the amount shown in the far right column. Debtors have already begun payments.

         .........                                            Monthly                              1/12th
         Facility                   Lessor                     Rent               Arrears        of arrears
         ------------------         ------                     -------            -------        ----------
         Northeast Cola             NE Partnership            $    8,000        $    8,000       $        667
         Lexington                  Carol Cox                 $    4,594         $   4,594       $         383
         Forest Acres               Indigo Associates         $    6,696         $   6,696       $         558
         Sumter                     Bob Dinkins               $   3,646          $   7,292       $         608
         West Columbia              Frances Burris            $   4,646          $   9,292       $         774
         Beltline                   Joy Carpenter             $   4,016          $  26,599       $       2,217
         Family Medical             William Funderburk        $  13,695          $     -         $
         Cayce                      Statewide Partners        $   3,333          $  9,999        $        833
                                    (Charles J. Craig)
         Wateree                    Wateree Properties        $   4,104          $  4,104        $         342
         Ridgeview                  Will-O-Cola               $   5,270          $  5,270        $         439
         West Ashley                Jeff Smith                $   3,413          $  3,413        $         284
         Mt. Pleasant               Anthony Harrigan          $   5,977          $  5,977        $         498
         Surfside                   Jeff Smith                $   4,737          $  4,737        $         395
         Waccamaw                   Chris Borst               $   4,000          $     -         $           -
         North Myrtle Beach         Michael Shanah            $   5,320          $ 21,281        $       1,773
         Strand Medical             Strand Properties         $  15,000          $     -         $           -
         East Blackstock            Jeff Smith                $   2,633          $  2,663        $         222
         Berea                      Frances Burris            $   7,783          $ 31,132        $       2,594
         Conway2                    James Vaught              $3,808.00          $     -         $           -
         Greenville                 Four C's                  $   1,934.62       $   3,869.24    $      322.44
         Northwoods                 Comp. Health Care         $5,414.00          $49,075.86      $    4,089.66

         The non-residential leases of real property listed below have been assumed, subject to the following modifications agreed upon by mutual consent of the parties: 1) the CPI rent increases shall be eliminated until January 2008;
2) the expiration of all named leases shall be changed to December 31, 2020; and
3) the Debtors shall cure the arrearage under each lease over a twenty four (24) month period by making monthly payments to the lessor in the amount shown in the far right column:

                                                              Monthly                   1/24th

Facility                   Lessor                       Rent           Arrears          of arrears
--------                   ------                    ----------        -------          ----------
Seven Oaks                 Medical Dev Corp          $ 13,270          $  13,270        $  553
Columbia East              Medical Dev Corp          $ 10,060          $ 10,060         $  419
Aiken                      Medical Dev Corp          $  9,600          $  9,600         $  400
Summerville                Medical Dev Corp          $  7,039          $  7,039         $  293
Beaufort          Medical Dev Corp                   $ 10,060          $ 10,060         $  419
Charleston West   Medical Dev Corp                   $ 11,940          $ 11,940         $  498
Congaree          Medical Dev Corp                   $ 13,875          $ 13,875         $  578
Simpsonville               Medical Dev Corp          $ 10,691          $ 10,691         $  445
Knoxville West    Medical Dev Corp                   $ 14,366          $ 14,366         $  599

     2. UCI-GA - the following leases of non-residential real property have been rejected

a. Knoxville North - leased from Clinton Highway Properties ("CHP")- This creditor has asserted substantial rejection damages. Debtors have entered into a settlement agreement with the lessor which is pending before the court. Debtors lease a mobile office building from Kansas State Bank and will pay the bank $15,000.00 in satisfaction of the remaining balance under the lease and will transfer title to such building to CHP. All claims will be released.

     b. Tucker-GA - leased from Wayne Johnson who has filed a proof of claim in the amount of $433,200.00, to which the Debtors will object. Pursuant to 11 U.S.C.ss.502(b), the claim should be reduced to approximately $60,000.00

6.2      Personal Leases

1. Leases assumed: The Debtors have filed a motion with the court requesting approval of the assumption of the following lease agreements entered into with the Lessors listed below by UCI-SC, Inc.:

                                                   Property Description     Arrearage through    Monthly Cure
Lessor                           Account Number                             April 30, 2002       Payment

AT&T Capital Leasing Services,   575128            Medical Equip.           $3,113.42            $518.90
Inc.
-------------------------------- ----------------- ------------------------ -------------------- ------------------
-------------------------------- ----------------- ------------------------ -------------------- ------------------
CIT Communications Finance       Lease No.         Telephone Equip.         $25,939.56           $4,323.26
Corporation f/k/a/ AT&T Credit   S508121,
Corp.                            Schedule No.
                                 00030
-------------------------------- ----------------- ------------------------ -------------------- ------------------
-------------------------------- ----------------- ------------------------ -------------------- ------------------
BB&T Leasing                     3671L             Medical Equipment        $3,884.64            $647.44
                                 3672L                                      $7,246.24            $1,207.70
-------------------------------- ----------------- ------------------------ -------------------- ------------------
-------------------------------- ----------------- ------------------------ -------------------- ------------------
Carolina First Bank              5043392703        Various Medical          $0.00                $0.00
                                 5043392704        Equipment                $0.00                $0.00
                                 5043392705                                 $0.00                $0.00
                                 5043392706                                 $0.00                $0.00
-------------------------------- ----------------- ------------------------ -------------------- ------------------
-------------------------------- ----------------- ------------------------ -------------------- ------------------
First State Bank                 1250314943        Medical Equipment        $4,612.68            $768.78
-------------------------------- ----------------- ------------------------ -------------------- ------------------
-------------------------------- ----------------- ------------------------ -------------------- ------------------
Hi-Tec Financial                 25562             Various Medical          $17,577.00           $2,929.50
                                 90-3332376        Equipment                $926.80              $154.46
                                 90-333245-9                                $7,371.00            $1,228.50
-------------------------------- ----------------- ------------------------ -------------------- ------------------
-------------------------------- ----------------- ------------------------ -------------------- ------------------
IKON Capital                     213331            Ricoh Copier Equip.      $1,458.24            $243.04
-------------------------------- ----------------- ------------------------ -------------------- ------------------


         For informational purposes, the total arrearage for these leases is $72,129.58. The Debtors will cure the arrearage under each lease over a six (6) month period by making monthly payments to each lessor in the amount shown in the far right column of the above labeled "Monthly Cure Payment". The Monthly Cure Payments will be included with the regular monthly payments to Lessors, beginning May 2002.

2. Leases rejected: The Debtors have filed a motion with the court requesting approval of the rejection of the following lease agreements entered into by UCI-GA with the Lessors listed below:

         ------------------------------- ------------------- ------------------------- ---------------------
                                                                                       Remaining Balance
                                                             Property                  Due
         Lessor*                         Account #           Description               April 30, 2002
         ------                          ---------           -----------               --------------
         ------------------------------- ------------------- ------------------------- ---------------------
         ------------------------------- ------------------- ------------------------- ---------------------
         BSFS Equipment                  6782508-001         Phone System              $2,766.29
         ------------------------------- ------------------- ------------------------- ---------------------
         ------------------------------- ------------------- ------------------------- ---------------------
         Copelco Capital                 770870              Medical Equipment         $6,754.50
         ------------------------------- ------------------- ------------------------- ---------------------
         ------------------------------- ------------------- ------------------------- ---------------------
         Rockford Industries             23979-009           Medical Equipment         $36,405.27
                                         88738-000                                     $29,160.12
         ------------------------------- ------------------- ------------------------- ---------------------

         *The lessee for the lease agreements above is UCI Medical Affiliates of GA, Inc.

         The Debtors propose to reject the lease agreements listed above and surrender all equipment leased under such agreements. Further, the Debtors propose that the surrendered equipment satisfy all claims of the Lessors arising against the Debtors pursuant to the lease agreements or the Debtors' rejection of the such leases.

3. Strand Medical Center - This creditor has leased the Debtors various medical equipment, which is under lien to a third-party lienholder. Pursuant to the lease agreement, in addition to a base rental rate, the Debtors are required to pay additional rent which is based upon gross revenues. The Debtors and this creditor have agreed, subject to court approval, that the total balance remaining for all rents due under lease agreement is $200,000.00. This amount shall be paid in thirty six (36) equal monthly rental installments of $5,555.56, beginning May 2002. Lessor agrees that monthly notice shall be provided to Debtor confirming payment by Lessor to the third party lienholder on leased equipment. In the event that such notice is not timely provided, Lessor agrees that Debtor shall be allowed to make subsequent rent payments directly to third party lienholder. Other provisions of lease agreement shall remain in effect.

6.3      Other Executory Contracts

1. EDS Information Services, LLC - Debtor has rejected its executory contract with this creditor which has filed a claim for $752,504.57 in rejection damages, which includes $163,000 in pre-petition arrearages. Debtors believe the rejection damages will be significantly less based upon the language of the contract, and Debtors are in the process of negotiating with this creditor.

     2. Employment contract with M.F. McFarland, III, M.D. - UCI-SC has employed McFarland as its CEO and President and Doctor's Care SC has employed McFarland as its President. The Debtors assume these employment contracts, copies of which are available upon request.

ARTICLE VII

                                  Jurisdiction

7.1 Retention of Jurisdiction. The Court shall retain jurisdiction over the reorganized Debtor, its property, and all other parties appearing in the reorganization proceeding as provided by this Plan or by Order of the Court. The Court may authorize the Debtor to examine, copy and produce the Debtor's books, records and papers for the purposes of (i) determining all claims that have been asserted against the Debtor, or the Debtor's estate; and (ii) carrying out and giving effect to any and all provisions of the Plan and the Order Confirming Plan; and the Court shall retain jurisdiction as provided in the Bankruptcy Code until entry of the final decree discharging the Debtor in the reorganization proceeding.

7.2 Prosecution and Defense of Claims. The Debtor shall retain full power after Substantial Consummation to prosecute and defend any causes of action or proceedings existing at Substantial Consummation by or against it, or resulting from the administration of the estate of the Debtor or resulting from any other claim by or against the Debtor or its assets, or arising prior to or existing before Substantial Consummation, including collection of outstanding accounts receivable. The Debtor may use the services of its attorney and accountants in the prosecution or defense of such claims, and shall have full power, subject to the approval of the Court, to employ, retain and replace special counsel to represent it in the prosecution or defense of any action, and to discontinue, compromise, or settle any action or proceeding, or adjust any claim.

ARTICLE VIII

                             Post-Confirmation Acts

8.1 The Debtor, and its agents, shall perform all acts necessary to complete and consummate this Plan, to include:

     1. Prosecution of all claims against third parties and claims challenges filed against the Debtor by third parties;

2.       Execution and filing of all legal documents required; and

3.       Performing any and all functions required by the Code.

     8.2 The Debtor will file its Application for Final Decree, Final Report and Report of Substantial Consummation, as prescribed by the Order Confirming Plan.

ARTICLE IX

                       "Cram Down" For Impaired Creditors
                             Not Accepting the Plan

         In respect to any class of creditors impaired but not accepting the plan by the requisite majority in number and two-thirds in amount, the proponent of this Plan requests the Court to find that the Plan does not discriminate unfairly and is fair and equitable with respect to each class of claims or interest that is impaired under the Plan and that the Court confirm the Plan without such acceptances by the said impaired classes.


ARTICLE X

                             Discharge Of The Debtor

         The entry of an Order Confirming Plan acts as a discharge of any and all liabilities of the Debtor that are dischargeable under Section 1141 of the Bankruptcy Code.

         RESPECTFULLY SUBMITTED on this the 6th day of May, 2002, at Columbia, South Carolina.



                           ROBINSON, BARTON, MCCARTHY
                                               & CALLOWAY, P.A.


                                    BY:  /s/  G. William McCarthy, Jr.
                                       ---------------------------------------
                                            G. William McCarthy, Jr.
                                            District Court I.D. #2762
                                            Nancy E. Johnson
                                            District Court I.D. #6909
                                            1715 Pickens Street
                                            Post Office Box 12287
                                            Columbia, South Carolina  29211
                                            Tele:(803)256-6400

--------
1 As set forth in their projections attached as Exhibit B, Debtors' proposed payments to this creditor are in excess of the total amount of the Proofs of Claim filed. Debtors believe their tax debt may be in excess of the amount claimed and that the Proofs of Claim do not reflect this higher amount because such taxes have not been assessed. Debtors reserve the right to challenge any additional proofs of claim by this creditor.

     2 Monthly rental payments are subject to escalations and increases as provided for by the lease.